

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2025

Naveen Krishnarao Kulkarni
Chief Executive Officer and President
Quantumzyme Corp.
15656 Bernardo Center Drive Suite 801
San Diego, CA 92127

> **Re: Quantumzyme Corp.**
> **Registration Statement on Form 10-12G**
> **Filed February 3, 2025**
> **File No. 000-56725**

Dear Naveen Krishnarao Kulkarni:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jessica Lockett, Esq.